Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

April 22, 2020

Item 3	News Release

A news release was issued through GlobeNewswire on April 22, 2020.

Item 4	Summary of Material Change

The Toronto Stock Exchange (“TSX”) accepted a notice filed by RCI of its intention to commence a normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) (TSX: “RCI.B”).

Under the NCIB, RCI may, during the twelve month period commencing April 24, 2020 and ending April 23, 2021, purchase on the TSX, the New York Stock Exchange, other designated exchanges and/or alternative trading systems the lesser of 34,927,589 Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact Paul Carpino, Vice President, Investor Relations, at 647.678.8100.

Item 9	Date of Report

April 22, 2020

Schedule “A”

Rogers Communications Inc. Announces TSX Acceptance of Normal Course Issuer Bid

TORONTO, April 22, 2020 – Rogers Communications Inc. (“Rogers”) announced today that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Rogers of its intention to commence a normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) (TSX: “RCI.B”).

The Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing their proportionate equity interest in Rogers.

Under the NCIB, Rogers may, during the twelve month period commencing April 24, 2020 and ending April 23, 2021, purchase on the TSX, the New York Stock Exchange, other designated exchanges and/or alternative trading systems the lesser of 34,927,589 Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers, considering market conditions, stock prices, its cash position, and other factors. As at April 20, 2020 there were 393,770,507 Class B shares issued and outstanding and the public float consisted of 349,275,893 Class B shares.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No NCIB is proposed to be made for Rogers’ Class A Voting shares.

Under its prior normal course issuer bid that commenced on April 24, 2019 and expires on April 23, 2020, Rogers previously sought and received approval from the TSX to purchase up to 35,758,662 Class B shares. As of April 20, 2020, Rogers has purchased 7,723,244 Class B shares under its prior normal course issuer bid through open market purchases on the TSX at a weighted average price per Class B share of $64.74.

Any purchases made pursuant to the NCIB will be effected through the facilities of the TSX, the NYSE, other designated exchanges and/or alternative trading systems. Rogers may, from time to time, purchase Class B shares outside the facilities of the TSX and the NYSE pursuant to exemption orders. Repurchases will be subject to compliance with applicable Canadian and United States federal securities laws. In accordance with temporary relief announced by the TSX on March 23, 2020, the number of Class B shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 619,536 Class B shares (which is equal to 50% of 1,239,073, being the average daily trading volume of the Class B shares on the TSX for the six month period ended March 31, 2020). Following the expiry of such temporary relief on June 30, 2020, the number of Class B shares that can be purchased pursuant to the NCIB will be subject to a daily maximum of 309,768 Class B shares (which is equal to 25% of 1,239,073, being the average daily trading volume of the Class B shares on the TSX for the six month period ended March 31, 2020). The daily maximum will be subject to any block purchases made in accordance with the rules of the TSX.

About Rogers:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

Investment community contact

Paul Carpino 647.678.8100 Paul.Carpino@rci.rogers.com